Exhibit 99.1

Lentuo International Announces Second Quarter 2011 Financial Results

BEIJING — August 22, 2011 — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), the largest non-state-owned automobile retailer in Beijing as measured by new vehicle sales revenue in 2010, today announced its unaudited financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Financial Highlights

•      The Company met its previously issued guidance, reporting revenues of RMB 653.8 million ($101.2 million) for the second quarter of 2011, a decrease of 10.6% from the same period in 2010 and an increase of 9.3% from the first quarter of 2011.

•      The average unit price in the second quarter of 2011 increased 22.1% year-over-year to RMB 205,152 ($31,740).

•      Net income was RMB 11.8 million ($1.8 million), a decrease of 69.6% from RMB 38.7 million for the same period in 2010. Diluted earnings per American depositary share (“ADS”) were $0.06 for the quarter.

Mr. Hetong Guo, Founder and Chairman of Lentuo, stated, “We are pleased that we have met our quarterly guidance and have achieved sequential revenue growth in the second full quarter since Beijing’s new traffic control measures were implemented. Our ability to rapidly adjust to the challenges posed by the policy change is a direct result of the operational expertise of our management team and the growing reputation of our brand.”

“Our expansion efforts are beginning to bear fruit,” continued Mr. Guo. “Late in the second quarter, we began generating sales at our recently opened greenfield FAW-VW dealership in eastern Beijing. Since the second quarter, we have also laid the foundation for geographic expansion with the acquisition of our Honda dealership in Tianjin as well as the acquisition of our FAW-VW dealership in Huizhou. We also signed a binding Letter of Intent to acquire a dealership in Zhejiang Province. This growth beyond the Beijing market, in combination with increased advertising efforts and continued focus on broadening our product portfolio, position Lentuo for continued long-term sales growth and improved shareholder value.”

Second Quarter 2011 Financial Performance

Revenues for the three months ended June 30, 2011 decreased 10.6% to RMB 653.8 million ($101.1 million) from RMB 731.6 million in the second quarter of 2010. The decrease was primarily due to lower vehicle sales resulting from the Beijing government’s new traffic congestion control measures introduced in December 2010. Quarter-on-quarter, revenues for the three months ended June 30, 2011 increased 9.3% from RMB 598.2 million in the first quarter of 2011.

During the second quarter of 2011, the Company sold 2,784 vehicles, representing a 28.0% decrease from 3,867 vehicles in the second quarter of 2010. On a year-over-year basis the Beijing automobile market has moved from an environment that was helped by a series of policies favorable to the industry to one that is negatively impacted by the new traffic control measures introduced in December 2010. Overall, the Beijing automobile market has seen sales volume decline by nearly 50% during the first half of 2011 compared to the same period of 2010 (source: www.caam.org.cn; www.beivacheshi.com), whereas the impact on Lentuo was substantially reduced mainly due to its strong brand awareness and reputation for excellent service.  Quarter-on-quarter, the number of vehicles sold for the three months ended June 30, 2011 increased 11.5% from 2,496 vehicles in the first quarter of 2011.

The average new vehicle unit price for the second quarter of 2011 was RMB 205,152 ($31,740), a 22.1% increase over RMB 168,005 for the same period in 2010. The increase in the average new vehicle unit price was primarily driven by customers’ changing preferences toward higher-end vehicles after the Beijing government adopted policies aimed at curbing traffic congestion that increased the cost of automobile usage.

The Company serviced approximately 34,818 vehicles during the three months ended June 30, 2011, representing an 8.6% increase over 32,050 vehicles in the second quarter of 2010. However, revenue from repair and maintenance services in the second quarter of 2011 was flat compared to the same period in 2010 due to lower average service charge per vehicle, a reflection of our competitive pricing effort to both retain and gain market share.

Cost of goods sold decreased 8.1% to RMB 589.5 million ($91.2 million) in the second quarter of 2011 from RMB 641.6 million in the same period of 2010. The decrease was primarily related to lower vehicles sales. As a percentage of revenues, cost of goods sold increased to 90.2% in the second quarter of 2011 from 87.7% in the second quarter of 2010.

Gross profit decreased 28.5% to RMB 64.3 million ($9.95 million) for the quarter, down from RMB 90.0 million in the second quarter of 2010. The decrease in gross profit was primarily driven by lower vehicle sales and a drop in gross margin for automobile sales and maintenance services.

Gross margin for the second quarter of 2011 decreased to 9.8% from 12.3% in the second quarter of 2010. Specifically, the gross margin for automobile sales decreased to 3.9% in the second quarter of 2011 from 6.2% in the same period of 2010, while the gross margin of repair and maintenance services declined to 48.8%, as compared to 59.9% for the same period in 2010. Margins contracted towards the high-end of industry averages for both vehicle sales and maintenance services primarily as a result of various discount programs designed to drive sales volume in both segments. The Company intends to maintain its gross margin at or slightly above its peer group average.

Selling, marketing and distribution expenses increased 47.9% to RMB 19.9 million ($3.1 million) in the second quarter of 2011 from RMB 13.5 million in the same period a year ago, primarily as a result of increased advertising expenses related to the Company’s efforts to further elevate its brand awareness in both Beijing and other markets. As a percentage of revenues, selling, marketing and distribution expenses increased to 3.0% in the second quarter of 2011 from 1.8% in the second quarter of 2010.

General and administrative expenses increased by 8.9% to RMB 8.9 million ($1.4 million) in the second quarter of 2011 from RMB 8.2 million in the same quarter of 2010, primarily due to increased expenses related to being a public company. As a percentage of revenues, general and administrative expenses increased marginally to 1.4% in the second quarter of 2011 from 1.1% in the second quarter of 2010.

Operating income for the second quarter of 2011 decreased 48.1% to RMB 35.4 million ($5.5 million) from RMB 68.3 million for the same period in 2010. The change in operating income was driven by the decrease in gross margin and increased advertising expenses.

Operating margin for the second quarter of 2011 was 5.4%, compared to 9.3% for the same quarter in 2010. The decrease in operating margin was primarily attributable to the decrease in gross margin and the increase in marketing expenses.

Income tax expenses for the second quarter of 2011 were RMB 6.9 million ($1.1 million), representing an effective tax rate of 36.8%, up from 28.5% for the same period in 2010.

Net income was RMB 11.8 million ($1.8 million), a decrease of 69.5% from RMB 38.7 million for the same period in 2010. This decrease, driven by reduced gross margin coupled with increased marketing expense, reflects the challenges created by the new traffic control measures introduced in Beijing in December 2010. While this has negatively impacted the Company’s performance, Lentuo believes its peers have experienced even greater negative impact, which in turn positions the Company to gain more market share in the future.

Diluted earnings per ADS were RMB 0.40 ($0.06) for the second quarter of 2011 compared to RMB 1.94 for the second quarter of 2010, decreasing 79.4%.

Liquidity and Capital Resources

As of June 30, 2011, the Company had cash and cash equivalents of RMB 408.9 million ($63.3 million), compared to RMB 70.0 million as of June 30, 2010. Net cash provided by operating activities was RMB 219.8 million ($34.0 million) in the quarter ending June 30, 2011, compared to net cash provided by operating activities of RMB 3.4 million in the quarter ending June 30, 2010.

Acquisition Update

Lentuo has completed the acquisition of Beijing Hexinshuntong Automobile Sales and Service Ltd. Co. (“Beijing Mazda”) and it is expected to become effective on August 31, 2011.  The company reaffirms its previously announced expectations of this dealership selling 480 vehicles and contributing approximately RMB 70 million ($11 million) in revenue for the remainder of fiscal 2011. As the operator of two of the top-performing Mazda dealerships in China, the Company believes the addition of Beijing Mazda to its dealership network will strengthen its position to capitalize on the continued high regional demand for Mazda vehicles.

The previously announced acquisition of Huizhou FAW-Volkswagen Sales and Service Ltd. Co. (“Huizhou FAW-VW”) has also been completed and will become effective on September 1, 2011. As an important part of the Company’s geographic expansion, Huizhou FAW-VW, expected to contribute RMB 76 million ($12 million) in revenue for the remainder of fiscal 2011, provides Lentuo with its first dealership in the lucrative Guangdong Province market, an area unaffected by the Beijing traffic control measures.

Currently the Company is negotiating the acquisition of 50% interest in a Toyota dealership in Zhejiang Province that is anticipated to be completed in September 2011, with revenue contribution to Lentuo for fiscal 2011 expected to be RMB 50-60 million ($7.7-9.3 million).

The pending Toyota dealership acquisition, in combination with the previously announced Audi dealership acquisition, which is anticipated to close by the end of fiscal 2011, will provide Lentuo with a strong footprint in Zhejiang Province and will increase the Company’s dealership network outside of Beijing to a total of four locations.

Financial Outlook

Due to the challenges resulting from the effects of the Beijing traffic congestion control measures, the Company is adjusting its estimated fiscal year 2011 revenues to approximately RMB 3.3 to 3.6 billion ($510.1 million to $557.0 million).

The Company estimates that its revenues for the third quarter of 2011 will be approximately RMB 740 to 760 million ($115.6 million to $118.8 million), representing a year-over-year decrease of approximately 21.8% to 19.6%.

Over the long-term, we believe the Company will continue to gain market share in Beijing and operations outside the Beijing market will offset the short-term negative impact resulting from the policy change.

This guidance is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

The Chairman concluded, “While we expect continued challenges in the short term as a result of the recent policy change in Beijing, we believe our multi-pronged strategy to overcome these headwinds, by promoting our higher-margin repair and maintenance services, in combination with the continued expansion of our dealership footprint, will begin to positively impact our financial results in the second half of this fiscal year. We remain committed to taking the necessary steps to evolve and grow our business to take full advantage of China’s large, rapidly growing automobile market and enhance shareholder value.”

Conference Call

The Company will hold a conference call on Monday, August 22, 2011 at 10:00 a.m. Eastern time (7:00 a.m. Pacific) to discuss its second quarter 2011 financial results. To participate in the call, please dial (877) 941-4774, or (480) 629-9760 for international calls, approximately 10 minutes prior to the scheduled start time. Interested parties can also listen via a live Internet webcast, which can be found via the Company’s website at http://ir.lentuo.net, or alternately at http://ViaVid.net.

A replay of the call will be available for two weeks from 1:00 p.m. EDT on August 22, 2011, until 11:59 p.m. EDT on September 5, 2011. The number for the replay is (877) 870-5176, or (858) 384-5517 for international calls; the pass code for the replay is 4466709. In addition, a recording of the call will be available via the Company’s website at http://ir.lentuo.net for one year.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.4635 to US $1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2011.

About Lentuo International Inc.

Lentuo is the largest non-state-owned automobile retailer in Beijing, China as measured by new vehicle sales revenue in 2010, according to the China Automobile Dealers Association. Lentuo operates eight franchise dealerships, ten automobile showrooms, one automobile repair shop and one car leasing company in China. Three of Lentuo’s eight dealerships are among the leading dealerships in China for their respective brands, as measured by the volume of new vehicle sales by individual dealership.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Jiangyu Luo

Lentuo International Inc.
Investor Relations Department
Email: luojiangyu@lentuo.net

Dave Gentry, U.S.

RedChip Companies, Inc.

Tel: +1-800-733-2447, Ext. 104

Email: info@redchip.com

LENTUO INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	As of June 30,
	2010	2011
	RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents	70,016	408,893	63,262
Restricted cash	136,468	215,465	33,336
Accounts receivable (net of allowance for doubtful accounts of nil as of June 30, 2010 and 2011)	37,107	26,304	4,070
Inventories, net	369,328	388,043	60,036
Advances to suppliers	262,519	187,593	29,023
Prepaid expenses and other current assets	33,053	286,139	44,268
Amounts due from related parties	195,460	186,805	28,902
Deferred tax assets	—	6,436	996

Total current assets	1,103,951	1,705,678	263,893

Non-current assets:
Property and equipment, net	221,634	250,884	38,816
Land use rights, net	5,878	5,735	887
Deferred initial public offering costs	6,144	—	—
Deferred tax assets	465	638	99

Total non-current assets	234,121	257,257	39,802

TOTAL ASSETS	1,338,072	1,962,935	303,695

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	9,552	2,177	337
Bills payable	336,149	436,070	67,467
Advances from customers	44,562	32,514	5,030
Deposits from third parties	138,527	202,141	31,274
Accrued expenses and other current liabilities	210,762	158,501	24,523
Amounts due to related parties	433	—	—
Unrecognized tax benefits	4,963	4,963	768
Taxes payable	115,728	47,022	7,275
Short-term loans	250,718	291,409	45,085

Total current liabilities	1,111,394	1,174,797	181,759

TOTAL LIABILITIES	1,111,394	1,174,797	181,759

Shareholders’ equity:
Ordinary shares, par value US$0.00001 per share
Authorized — 500,000,000 shares as of June 30, 2010 and 2011
Issued and outstanding —39,908,389 and 58,937,912 shares as of June 30, 2010 and 2011	1	4	—
Additional paid-in capital	53,973	479,762	74,226
Retained earnings	172,704	308,372	47,710

Total shareholders’ equity	226,678	788,138	121,936

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,338,072	1,962,935	303,695

LENTUO INTERNATIONAL INC.

 CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Three months ended June 30,
	2010	2011
	RMB	RMB	US$
Revenues:
Sales of automobiles	649,676	571,142	88,364
Automobile repair and maintenance services	79,112	79,176	12,250
Other services	2,794	3,490	540

	731,582	653,808	101,154

Cost of goods sold:
Sales of automobiles	(609,679)	(548,901)	(84,923)
Automobile repair and maintenance services	(31,688)	(40,519)	(6,269)
Other services	(252)	(76)	(12)

	(641,619)	(589,496)	(91,204)

Gross profit	89,963	64,312	9,950

Operating expenses:
Selling, marketing and distribution expenses	(13,478)	(19,935)	(3,084)
General and administrative expenses	(8,213)	(8,942)	(1,383)

Total operating expenses	(21,691)	(28,877)	(4,467)

Operating income	68,272	35,435	5,483

Interest income	159	242	37
Interest expenses	(13,641)	(12,397)	(1,918)
Exchange loss	(513)	(5,225)	(808)
Other income, net	(165)	600	93

Income before income tax expenses	54,112	18,655	2,887
Income tax expenses	(15,422)	(6,871)	(1,063)

Income from continuing operations	38,690	11,784	1,824
Income from discontinued operations, net of tax	—	—	—

Net income attributable to ordinary shareholders and comprehensive income	38,690	11,784	1,824

Earnings per share:
from continuing operations	0.97	0.20	0.03
from discontinued operations	—	—	—

Basic and diluted earnings per ordinary share	0.97	0.20	0.03

Weighted average ordinary shares outstanding:
Basic and diluted	39,908,389	58,937,912	58,937,912